File No. 82-34700



03029399

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

03 AUG 19 AM 7:21

SUPPL

PRESS RELEASE

Alkmaar, August 14, 2003

Airspray: 15% increase of Profit before Tax

- **Profit before tax up 15% to EUR 3.9 million (1H 2002: EUR 3.4 million).**
- **Net result increased 12% due to higher tax rate of 34.5% (1H 2002: 33%)**
- **The number of dispensers sold increased 15%, turnover up 13% to EUR 16.2 million (1H 2002: EUR 14.3 million).**
- **Continued flow of new product introductions like Delial, Dove and Johnson & Johnson Foamblaster.**
- **In July the company obtained an exclusive and worldwide license of a new lotion dispenser technology.**

Outlook

- **For 2003, Airspray expects the result before tax to grow around 15%.**

Results

With a decent second quarter following a good start of the year, Airspray realized a 15% growth of the result before tax.
The number of dispensers sold increased by 15%, while the growth in sales amounted to 13%. The gross margin was stable at 44% compared to the year before.
Because of the timely hedging of the dollar risk, the impact of the recent decrease in the value of the dollar was limited. However, at constant exchange rates, the sales growth would be 2% higher. Airspray grew faster in Europe than in the USA and realized 40% of the turnover outside the Americas (full year 2002: 37%).

As a result of a stringent focus on fixed costs and a decrease in interest expenses, the growth of the result before tax was in line with the turnover growth.

The net result grew 12% to EUR 2.5 million because of a slight increase of the effective tax rate from 33% in 2002 to 34.5% for the first half of 2003. The earnings per share grew 12% to EUR 0.48 (2002: EUR 0.43)

During the first six months Airspray invested EUR 1.9 million primarily in new moulds and assembly equipment. Airspray's balance sheet remains undiminished strong.
Solvability increased from 80% mid 2002 to 83% at June 30, 2003. Return on capital employed (ROCE) even improved to 30% from 28% over

the same period last year.

Operational review of first half 2003

New introductions
The number of introductions of products using Airspray dispensers continues at a steady pace. The most visible introductions were Sara Lee's Delial (Suntan foam) and Unilever's Dove Instant foaming skin cleanser. The Airspray MiniFoamer was customized for the new Dove Essential Nutrient™ Foaming Cleanser with a custom 200ml bottle, nozzle, basecap, shield and overcap to fit into the overall Dove brand packaging look and identity.
The first commercial shipments for the water-resistant (Waterguard) line, a dispenser line for use in a wet environment like the shower, took place. Initial products have reached the retail shelves like Guaber's Bionsen in Italy with the Water-resistant Tabletop and most notably Johnson & Johnson Foamblaster line extension as an instant foaming shampoo for kids using a Water-resistant Mini foamer. This launch also marks the first entry into Instant foaming Shampoo segment for kids and is (after Dove) the second custom design launch for Airspray this year.

In July Airspray announced that it has obtained an exclusive and worldwide license of a new lotion dispenser technology, whereby Airspray gains access to a new market segment. Airspray has also entered into a partnership with the company, that has granted these license rights. Airspray will get access to possible future new dispenser technologies developed by the license provider. The market for lotion dispensers is the largest segment in the personal care industry. Airspray expects that the production of the new dispenser will start late 2004.

Turnover per segment

Compared to the 2002 full year sales mix, no major changes took place in the turnover per segment. The relative share of the **skin care segment** in the total mix of Airspray's turnover accounted for 36% in the first half of the year. The newly identified category **sun care**, formerly part of the skin care segment, already accounts for 6% of turnover. The share of the **hand soap segment** was 27% of turnover. The share for the other key segments identified by Airspray was for the first half of 2003 as follows: hair care 21%, food 5% and other 5%.

Other information

On the legal front, Airspray reports that in the Rieke lawsuit the trial date for the U.S. lawsuit about alleged infringement of the foam patent has been set for April 2004. Both parties have now entered the "discovery phase" of the process. In Germany, the initial court has ruled in favour of Rieke. Airspray will seek appeal.

Airspray is also involved in a lawsuit filed by SBS/DEB against Gojo. Gojo is a major player in the commercial hand soap market in the US, who launched a new wall dispenser using the Airspray foamer. SBS/DEB has claimed infringement on their patent. The case is under investigation.
Airspray will continue to pursue alleged patent infringements and will take the necessary steps to protect it's patent rights.

As announced on May 15, Taplast, an Italian manufacturer of dispensers, is expected to be launching a foam pump later this year. Due to its close customer relationships, its wide product offering and its innovative capabilities, Airspray continues to be confident that it can meet potential competitive challenges.

Outlook

Despite high unemployment figures there are some encouraging signs amidst continued economic uncertainty. Taking these macro economic elements into account, Airspray's outlook for the second half of the year is cautiously positive. For 2003, the company expects the result before tax to grow around 15%. The tax rate is expected to be 34.5%, as for the first half of the year.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 100 people.

Airspray is a 'technology-driven' enterprise. During its 20-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

For more information please contact:

Airspray N.V.

Mr. Robert F. Brands, CEO

Mr. Jan van der Schaaff, CFO

Telephone: + 31 72 541 46 66

www.airspray.net

CONSOLIDATED PROFIT AND LOSS ACCOUNT at June 30
In EUR x 1,000

		2003		2002	growth %
Net sales		**16,159**		**14,253**	**13%**
Cost of sales		- 9,005		- 8,014	12%
Gross sales result		**7,154**		**6,239**	**15%**
Selling costs	- 323		- 305		
General operating costs	- 2,899		- 2,448		
		- 3,222		- 2,753	17%
Operating result		3,932		3,486	
13%					
Financial income/charges		- 50		- 99	
Pre-tax result		**3,882**		**3,387**	**15%**
Taxes		- 1,339		- 1,118	20%
Net profit		**2,543**		**2,269**	**12%**
		=======		=======	

RATIOS

	2003	2002	growth %
In EUR.			
Earnings per share (ave.)	0.48	0.43	12%
Cash flow per share (ave.)	0.65	0.58	12%
Equity per share (ult.)	4.66	4.12	13%
In %			
Return on equity (ave.)	23%	23%	
Gross margin	44%	44%	
Operating margin	24%	24%	
Number of shares (average)	5,280,485	5,263,476	
Number of shares (ultimo)	5,280,485	5,280,485	

CONSOLIDATED BALANCE SHEET
In EUR x 1,000

ASSETS		**30-06-2003**		**31-12-2002**
FIXED ASSETS				
Intangible fixed assets	1,378		1,115	
Buildings	3,995		3,988	
Operating assets and other tangible fixed assets	11,519		10,538	
Financial fixed assets	1,654		2,068	
		18,546		17,709
CURRENT ASSETS				
Stocks		3,442		2,822
Receivables				
Debtors	5,580		5,884	
Other receivables	1,528		1,119	
		7,108		7,003
Cash		488		2,848
Total assets		**29,584**		**30,382**

LIABILITIES		**30-06-2003**		**31-12-2002**
Group equity		24,587		22,411
Long-term debts		2,405		2,522
Short-term debts				
Trade creditors	2,237		1,862	
Other debts	355		3,587	
		2,592		
5,449				
Total liabilities		**29,584**		**30,382**

CONSOLIDATED CASH FLOW STATEMENT
In EUR x 1,000
First half-year

Cash flow from operational activities

	2003	2002
Net result	2,543	2,269
Depreciation	886	787
Cash flow generated	3,429	3,056
Increase of working capital	-59	-73
Increase of other current items	-883	-1,997
Cash flow from operations	2,487	986
Cash flow from investment activities		
Investment in intangible assets	-329	-244
Investment in premises	-119	-540
Investment in other fixed assets	-1,819	-809
Disinvestment	3	-
Investment in financial assets	414	-1,066
Cash flow from investment activities	-1,850	-2,659
Cash flow from financing activities		
Proceeds from issuance of shares	-	629
Dividend paid	-2,640	-1,848
Change in long term debts	-117	99
Cash flow from financing activities	-2,757	-1,120
Net cash flow	-2,120	-2,793
Exchange rate and conversion difference	-240	-429
Change in financial resources	**-2,360**	**-3,222**